UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION




PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



In the Matter of


SOUTHWESTERN ELECTRIC POWER COMPANY             REPORT FOR PERIOD
Shreveport, Louisiana 71156                     April 1, 1998 TO
                                                June 30, 1998
PUBLIC SERVICE COMPANY OF OKLAHOMA              PURSUANT TO RULE 24
Tulsa, Oklahoma 74102

CENTRAL POWER AND LIGHT COMPANY
Corpus Christi, Texas 78401

File No. 70-5741




This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself, Public Service Company of Oklahoma (PSO) and Central Power and Light Company (CPL) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO's, PSO's and CPL's Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for each of SWEPCO, PSO and CPL; (b) the amount of expenditures by month for direct labor cost, direct material cost, and indirect expenses for each of SWEPCO, PSO and CPL; (c) computation by month of allocated cost to be shared by SWEPCO, PSO and CPL on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO and CPL detailing the work and charges associated with PSO and CPL rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO, PSO and CPL. This report covers the period April 1, 1998 through June 30, 1998.


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                                2nd QUARTER 1998
                      SWEPCO RAIL CAR MAINTENANCE FACILITY
                                 RULE 24 REPORT


                                 SWEPCO       PSO        CPL          TOTAL
A. NUMBER OF RAIL CARS SERVICED
         APRIL                        233           0          0            233
         MAY                          361           0          0            361
         JUNE                         615           2          0            617

         TOTAL                      1,209           2          0          1,211

B. AMOUNT OF EXPENDITURES
     DETAIL
       DIRECT LABOR -
         APRIL                 $40,848.69     $847.48 $10,179.68     $51,875.85
         MAY                    71,752.20      430.88       0.07      72,183.15
         JUNE                   50,072.00      498.04        --       50,570.04

         TOTAL                $162,672.89   $1,776.40 $10,179.75    $174,629.04


       DIRECT MATERIAL -
         APRIL                $165,286.27       $0.00      $0.00    $165,286.27
         MAY                   387,597.89         --         --      387,597.89
         JUNE                  304,808.79    1,163.90        --      305,972.69

         TOTAL                $857,692.95   $1,163.90      $0.00    $858,856.85

       OTHER DIRECT EXPENSES -
         APRIL                ($14,874.64) $26,551.68  $1,887.59     $13,564.63
         MAY                   (87,354.39)  (4,388.74)  2,228.68     (89,514.45)
         JUNE                  (85,873.00)  19,744.49   8,836.17     (57,292.34)

         TOTAL               ($188,102.03) $41,907.43 $12,952.44   ($133,242.16)

       INDIRECT EXPENSES SHARED ON
         COST RATIO
         APRIL                 $46,462.49     $962.78 $11,583.02     $59,008.29
         MAY                    79,605.84      478.05       0.08      80,083.97
         JUNE                   66,169.51      658.15        --       66,827.66

         TOTAL                $192,237.84   $2,098.98 $11,583.10    $205,919.92

       TOTAL EXPENDITURES
         APRIL                $237,722.81  $28,361.94 $23,650.29    $289,735.04
         MAY                   451,601.54   (3,479.81)  2,228.83     450,350.56
         JUNE                  335,177.30   22,064.58   8,836.17     366,078.05

         TOTAL              $1,024,501.65  $46,946.71 $34,715.29  $1,106,163.65
C. COMPUTATION OF COST RATIO
     APRIL 1998
       DIRECT LABOR            $40,848.69     $847.48 $10,179.68     $51,875.85
       COST RATIO              78.74%         1.64%   19.62%         100.00%

     MAY 1998
       DIRECT LABOR            $71,752.20     $430.88      $0.07     $72,183.15
       COST RATIO              99.40%         0.60%        0.00%     100.00%

     JUNE 1998
       DIRECT LABOR            $50,072.00     $498.04      $0.00     $50,570.04
       COST RATIO              99.02%         0.98%        0.00%     100.00%

D. COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO and CPL detailing charges associated with PSO and CPL rail cars are attached as Exhibits 1, 2 and 3.

                                S I G N A T U R E




As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 5th day of August, 1998.


                              SOUTHWESTERN ELECTRIC POWER COMPANY




                              By    /S/ R. RUSSELL DAVIS

                                        R. Russell Davis
                                        Controller and
                                        Chief Accounting Officer

                                INDEX TO EXHIBITS




    Exhibit                                                      Transmission
    NUMBER                     EXHIBIT                              METHOD


      1       April 1998 statement furnished by SWEPCO to        Electronic
                 PSO and CPL detailing PSO and CPL's rail car charges

      2       May 1998 statement furnished by SWEPCO by to       Electronic
                 PSO and CPL detailing PSO and CPL's rail car charges

      3       June 1998 statement furnished by SWEPCO to         Electronic
                 PSO and CPL detailing PSO and CPL's rail car charges